September 8, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention: Ms. Amanda Ravitz and Ms. Barbara Jacobs

Re:	NVR, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2022
File No. 001-12378

Dear Ms. Ravitz and Ms. Jacobs,

We are in receipt of your letter dated August 31, 2022 regarding your review of our most recent definitive proxy statement. We confirm we will enhance our future proxy disclosures as requested in that letter, as appropriate. Please feel free to reach out to me should you have any follow up questions.

Best,

Matt Kelpy
Chief Accounting Officer
mkelpy@nvrinc.com
703-956-4225